Exhibit 99.1

Thomson Reuters Files 2022 Annual Report

TORONTO, March 8, 2023 – Thomson Reuters (TSX/NYSE: TRI) today filed its annual report for the year ended December 31, 2022. The annual report contains audited financial statements, management’s discussion, and analysis (MD&A) and other disclosures.

The annual report is now available in the “Investor Relations” section of tr.com. The annual report was filed with the Canadian securities regulatory agencies and is available at sedar.com. The annual report was also filed with the U.S. Securities and Exchange Commission on Form 40-F and is available at sec.gov.

Hard copies of the annual report may be obtained, free of charge, by contacting Thomson Reuters Investor Relations at investor.relations@tr.com. Copies may also be requested by writing to Thomson Reuters Investor Relations, 3 Times Square, New York, NY, 10036, United States.

About Thomson Reuters

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

CONTACTS

MEDIA Andrew Green Senior Director, Corporate Affairs +1 332 219 1511 andrew.green@tr.com	INVESTORS Gary E. Bisbee, CFA Head of Investor Relations +1 646 540 3249 gary.bisbee@tr.com